SEC 06008342 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 48271

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Aegis Energy Advisors Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, 6th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garfield L. Miller, III 212-245-2552

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED MAY 2 6 2006 THOMSON FINANCIAL

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 1 2006 WASH, D.C. 160 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Garfield L. Miller, III swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BRIAN YOON
Notary Public, State of New York
No. 02YO6112925
Qualified in Queens County
Commission Expires Aug. 9, 2008

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

AEGIS ENERGY ADVISORS CORP.

CONTENTS
December 31, 2005

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Income 3

Statement of Changes in Shareholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

Supplementary Information:

Computation and Reconciliation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 7

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Broker-Dealers Pursuant to Rule 15c3-3 8

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of
Aegis Energy Advisors Corp.

We have audited the accompanying statement of financial condition of Aegis Energy Advisors Corp. as of December 31, 2005, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aegis Energy Advisors Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 6, 2006

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

AEGIS ENERGY ADVISORS CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS	
Cash	$ 132,170
Investment in U.S. Treasury Bill - at market value	49,707
Fees Receivable	111,631
Receivable from Broker	1,993
Security Deposit	16,435
Furniture and Equipment, net of accumulated depreciation of $8,810	1,977
Prepaid Expenses	11,293
Total Assets	$ 325,206
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities - accrued expenses	$ 71,150
Shareholder's Equity:	
Common stock - $1 par value; authorized, issued and outstanding 510 shares	510
Additional paid-in capital	1,374,499
Accumulated deficit	(1,120,953)
Total shareholder's equity	254,056
Total Liabilities and Shareholder's Equity	$ 325,206

See Notes to Financial Statements

AEGIS ENERGY ADVISORS CORP.

STATEMENT OF INCOME

Year ended December 31, 2005

Revenue:	
Fee income	$1,282,947
Interest	1,385
Total revenue	1,284,332
Expenses:	
Administrative fees	460,834
Consulting fees	351,111
Occupancy	117,735
Professional fees	57,018
Travel	93,240
Telephone and data information systems	47,509
Dues and subscriptions	35,932
Office	16,499
Contributions	8,250
Other	14,309
Total expenses	1,202,437
Net income	$ 81,895

See Notes to Financial Statements

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year ended December 31, 2005

	Total	Common Stock	Additional Paid-in Capital	Accumulated Deficit
Shareholder's equity at December 31, 2004	$106,161	$510	$1,308,499	$(1,202,848)
Contributions by shareholder	66,000		66,000	
Net income	81,895			81,895
Shareholder's equity at December 31, 2005	$254,056	$510	$1,374,499	$(1,120,953)

See Notes to Financial Statements

AEGIS ENERGY ADVISORS CORP.

STATEMENT OF CASH FLOWS

Year ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 81,895
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,130
(Increase) decrease in operating assets:	
Investment in U.S. Treasury Bill	228
Receivable from broker	(1,600)
Fees receivable	(41,683)
Security deposit	(1,275)
Prepaid expenses	(5,226)
Increase in operating liabilities:	
Accrued expenses	27,314
Net cash provided by operating activities	61,783
Cash flows from financing activity - contributions by shareholder	66,000
Net increase in cash	127,783
Cash at beginning of year	4,387
Cash at end of year	$ 132,170

See Notes to Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Aegis Energy Advisors Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD").

The Company provides strategic and financial advisory services to clients in the global energy industry. Advisory fee revenue is recognized by the Company when services provided are substantially complete.

Securities owned are stated at quoted market values, with the resulting unrealized gains and losses reflected in revenue.

Deferred income taxes arise primarily from the Company's policy of reporting on the cash basis for income tax purposes.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses on these accounts.

2. RECEIVABLE FROM BROKER:

At December 31, 2005, the security owned and the amount receivable from broker reflected in the statement of financial condition is a security position with and an amount due from one broker.

3. INCOME TAXES:

No provision for federal income taxes has been made as the Company is an S Corporation and, as such, is not liable for federal income tax payments, and state taxes are payable at reduced rates. The Company is liable for local income taxes. The Company elects to prepare its tax returns on a cash basis.

The Company has a net operating loss carryforward of approximately $1,150,000 as of December 31, 2005 for New York City income tax purposes.

4. COMMITMENT:

The Company entered into lease agreements for office space for a combined amount of $9,355 per month plus expenses for office administration, phone and maintenance, for two office locations. Both leases are annual from February 1 to January 31 of the following year and include 30 days' notice to terminate. Included in occupancy expense is $111,410 of rent expense for the year ended December 31, 2005.

5. NET CAPITAL REQUIREMENT:

As a broker-dealer and member organization of the NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2005, the Company had net capital of $112,720, which exceeded its requirement of $5,000 by $107,720.

AEGIS ENERGY ADVISORS CORP.

SUPPLEMENTARY INFORMATION

COMPUTATION AND RECONCILIATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2005

Credits - shareholder's equity	$ 254,056
Debits - nonallowable assets:	
Fees receivable	111,631
Furniture and equipment	1,977
Prepaid expenses	11,293
Security deposit	16,435
Total debits	141,336
Net capital	112,720
Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $71,150 or $5,000	5,000
Excess net capital	$ 107,720
Ratio of aggregate indebtedness to net capital	.63 to 1
Aggregate indebtedness - accrued expenses	$ 71,150
Reconciliation with Company's computation included in Part IIA of Form X-17A-5 as of December 31, 2005:	
Net capital as reported in Company's Part IIA unaudited FOCUS Report	$ 142,887
Net audit adjustments increasing shareholder's equity	81,464
Net adjustments to nonallowable assets	(111,631)
Net capital	$ 112,720

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
December 31, 2005

The Company effected no transactions with customers, as defined in rule 15c3-3, and, therefore, has no amounts reportable under the rule.